

9954 Mayland Dr.
Suite 2300
Richmond, VA 23233

804.553.1900

YHBcpa.com

May 28, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Commissioners:

We have read Shore Bancshares, Inc.'s statements included under Item 4.01(a) of its Form 8-K filed on May 28, 2024 and we agree with such statements concerning our firm.

Yount, Hyde & Barbour, P.C.